Black Momma Tea & Cafe, Inc.
Balance Sheet
As of October 31, 2019

	Oct 31, 19
ASSETS	
Current Assets	
Checking/Savings	204,993.45
Other Current Assets	
Inventory Asset	595.00
Prepaid Expenses	10,000.00
Total Other Current Assets	10,595.00
Total Current Assets	215,588.45
Fixed Assets	
Accumulated Depreciation	-42.00
Commercial Land Build - Indiana	3,500.00
Construction Buildout	322,309.61
Furniture and Equipment	22,380.07
Land - Alabama	47,813.67
Land - Detroit	8,382.80
Restaurant Equipment	4,772.29
Total Fixed Assets	409,116.44
Other Assets	
Organizational Costs	4,585.25
Security Deposits Asset	10,323.34
Startup Costs	2,984.39
Total Other Assets	17,892.98
TOTAL ASSETS	**642,597.87**
LIABILITIES & EQUITY	
Equity	
APIC	952,864.05
Common Stock	1,000.00
Retained Earnings	-163,940.60
Syndication costs	-10,239.00
Net Income	-137,086.58
Total Equity	642,597.87
TOTAL LIABILITIES & EQUITY	**642,597.87**